UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

UFP INDUSTRIES, INC.

(Exact Name of Registrant as Specified in Charter)

Michigan	00-22684	38-1465835
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2801 East Beltline Ave. NE Grand Rapids, Michigan		49525
(Address of principal executive office)		(Zip Code)

R. Paul Guerre
Secretary and Director of Corporate Compliance
(616) 364-6161
(Name and Telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2025 to December 31, 2025.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report.

UFP Industries, Inc. has included the Conflict Minerals Report as an exhibit to this Form SD for the period from January 1, 2025, to December 31, 2025. Unless the context otherwise indicates, “UFP Industries,” “we,” “us” and “our” refer to UFP Industries, Inc. and its consolidated subsidiaries.

During 2025, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs, as defined below, are necessary to their functionality or production (the “Covered Products”). Conflict minerals are defined in Section 13(p) of the Securities Exchange Act of 1934, as amended, as (A) gold, cassiterite, columbite-tantalite (coltan), wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (collectively referred to as “3TGs”), or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC. Accordingly, we have conducted a reasonable country of origin inquiry (“RCOI”) that was designed to determine whether any of the 3TGs in our Covered Products originated in the Democratic Republic of the Congo or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia), or were from recycled or scrap sources.

A summary of our RCOI and steps of due diligence on the source and chain of custody of any 3TGs in our Covered Products is included in our Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD. In addition, our Conflict Minerals Report and this Form SD are publicly available on our website, www.ufpi.com, within the “Investor Relations” section under the “Governance Documents” tab of “Governance ” (available here –https://www.ufpinvestor.com/governance#governance-documents).

Forward-Looking Statements

This Form SD and the Conflict Minerals Report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs, assumptions, current intentions, expectations, estimates, and projections about the markets we serve, the economy, and UFP Industries, as well as those that are based on historical fact, and include statements relating to our compliance efforts and expected actions.  Words like “expects,” “intends,” “plans,” “projects,” “estimates,” “forecasts,” “believes,” “anticipates,” “likely,” “should,” variations of such words, and similar expressions are used to identify these forward-looking statements. These statements do not guarantee future actions or performance and involve certain risks, uncertainties, and assumptions that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence.  We do not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made.  Actual results could differ materially from those included in such forward-looking statements.  Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in currency and inflation; fluctuations in the price of lumber; adverse or unusual weather conditions; adverse economic conditions in the markets we serve; changes in tariffs, import/export regulations, and other trade policies; concentration of sales to customers; the success of vertical integration strategies; excess capacity or supply chain challenges; inbound and outbound transportation costs; alternatives to replace treated wood products; government regulations, particularly involving environmental and safety regulations; our ability to make successful business acquisitions; cybersecurity breaches; and potential pandemics. Certain of these risk factors as well as other risk factors and additional information are included in our reports on Form 10-K and Form 10-Q on file with the U.S. Securities and Exchange Commission.  Undue reliance should not be placed on these forward-looking statements.

Item 1.02Exhibit.

We have filed our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Item 2.01 Exhibits.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01. and 1.02 of Form SD.

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report for the year ended December 31, 2025 as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UFP INDUSTRIES, INC.

Dated: May 22, 2026	By:	/s/ Michael R. Cole

Michael R. Cole
Chief Financial Officer and Treasurer